[Golden Star letterhead]
July 23, 2007
Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20540-7010
Attention: Jill Davis

Re:	Golden Star Resources Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 14, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2007
Filed May 9, 2007
File No. 001-12284
Dear Ms. Davis:
     Set forth below are the responses of Golden Star Resources Ltd. (“the Company” or “Golden Star”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 10, 2007 (the “SEC Letter”), regarding the above-referenced filings. In connection herewith, we have filed by EDGAR an amended Form 10-K for the year ended December 31, 2006 with changes made in response to Comments 1 and 5 of the SEC Letter. We have enclosed a clean copy of the Form 10-K/A.
     For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence. Responses are numbered to reference the appropriate comment number.
Independent Auditors’ Report, page 66
1.	Please obtain and file a revised audit report that includes the signature and identification of your independent auditors.

Response: We have filed a revised audit report as requested.
Consolidated Statements of Operations, page 69
2.	Please tell us what types of items are included within ‘Royalty Income’ and ‘Interest and Other’ line items, and why you believe classification of these items as revenue is appropriate.

Securities and Exchange Commission
July 23, 2007

Response: ‘Royalty income’ is the income earned from a royalty interest in IAMGold’s Rosebel mine, which is held by EURO Ressources, S.A. (“EURO”), our then majority-owned subsidiary. EURO was deconsolidated after June 19, 2006 (see item 5. below). The royalty is based on the gold production from the Rosebel mine and varies depending on the volume of production and the price of gold.

Under Canadian GAAP: Canadian Institute of Chartered Accountants Handbook (“CICA”) section 3400 Revenue defines revenue as follows: “Revenue is the inflow of cash, receivables or other consideration arising in the course of the ordinary activities of an enterprise, normally from the sale of goods, the rendering of services, and the use by others of enterprise resources yielding interest, royalties and dividends. Revenue is net of items such as trade or volume discounts, returns and allowances, claims for damaged goods, and certain excise and sales taxes. Excise and sales taxes to be netted against revenue would normally include those imposed at the time of sale and would normally exclude those imposed prior to the time of sale on either the goods or their constituents.”

We believe the classification as royalty income as revenue is appropriate because CICA section 3400 specifically includes the use of enterprise resources yielding royalties.

Under US GAAP: Statement of Financial Accounting Concepts 5 defines revenue as follows: “An entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations.”

Up until the sale of a majority of our interest in EURO in 2006, the Rosebel royalty was considered a central component of our operations. The royalty income was $4M and $3M in 2005 and 2004, respectively, representing approximately 5% and 4% of our revenues in each of these years. We also incurred general and administrative costs of $1M and $1M in 2005 and 2004 respectively to administer the royalty income, representing approximately 12% and 17% of our general and administrative costs during these periods. These factors indicate that the royalty income constituted ongoing major operations of the company and should therefore be included in revenue.

‘Interest and other’ includes interest earned on cash and cash equivalents and auction rate securities ($1.8M) and income from scrap sales and sale of geological database (0.3M).

Under Canadian GAAP: CICA Section 3400 Revenue includes ‘...the use by others of enterprise resources yielding interest...’ which indicates that the interest earned on cash, cash equivalents and auction rate securities should be classified within revenue

Under US GAAP, the income from interest was also considered to arise from our operations and therefore included within revenue.

Securities and Exchange Commission
July 23, 2007

Sales of scrap and elements of our geological database were not considered to be significant and therefore classified as “other revenue” under both Canadian and US GAAP.

3.	We note you have presented ‘Abandonment and Impairment of Mineral Properties’ within the category of ‘Other Expenses,’ which is below your computation of ‘Operating Income/(loss)’. Please tell us what types of costs are included within this line item, and why you believe excluding these items from ‘Operating Income/(loss)’ is appropriate. As part of your response, please include any applicable accounting literature you relied upon.

Response: Abandonment and Impairment of Mineral Properties includes the impairment of the capitalized costs on two exploration projects, Bon Espoir in French Guiana and Mano River in Sierra Leone. Costs related to these projects were deferred in 2004 and 2005. Our primary mining operations are located in Ghana, and 81% of our deferred exploration expenditures for 2006 were incurred in Ghana. Since neither the Bon Espoir nor the Mano River projects are located in Ghana, we did not consider their deferred costs to be part of our ‘Operating expenses,’ and therefore included their impairment within ‘Other expenses’
Notes to the Consolidated Financial Statements, page 72
Note 2 Summary of Significant Accounting Policies, page 72
Revenue Recognition, page 75
4.	You state that the sales price is based on the London P.M. fix on the day of delivery. Please clarify whether or not the sales price is subject to change and, if so, the time lapse from the date revenue is recognized and the price is finalized. Please also tell us how you have considered the US GAAP accounting for provisionally-priced metals contracts. For US GAAP, please refer to paragraph 12 of SFAS 133 and Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address:

http://www.aicpa.org/download/belt/20020925_highlights.pdf.

Response: The price we receive is based strictly and only on the London fix and is not subject to change. All of our gold is sold by our refiner to parties unknown to us. The refiner agrees to sell, on Golden Star’s behalf, the gold content of the bars delivered on the day the gold arrives at the refinery. The price payable is set, based on the terms of the refinery contract, at the gold price on the London afternoon fix on the day the gold is delivered to the refiner or on the next available London fix if a fix is not available on the

Securities and Exchange Commission
July 23, 2007

day of delivery. All of our sales are arranged by the refiner on our behalf within 48 hours of delivery to the refiner, and payment for 99% of the gold is made to our account within three days of the sale. Payment for one percent of the gold is withheld for a few days until any discrepancies are resolved in weights and assays. The price received for the 1% is also set at the London p.m. fix on the day the payment for the 1% is made. As such we have no provisionally priced gold sales. Adjustments for variances in assays and volume have historically been trivial.
Note 5 Long Term Investments, page 77
Investment in EURO, page 77
5.	We note during 2006 you sold shares in EURO resulting in the de-consolidation and subsequent recording of your investment in EURO under the equity method, and the eventual sale of all but six percent of your investment in EURO. Please tell us how you accounted for each EURO share sale transaction under US GAAP, and identify all applicable accounting literature you relied upon.

Response: FIRST TRANCHE — ACCOUNTING FOR SALE OF EURO SHARES RESULTING IS THE DE-CONSOLIDATION OF EURO AND ACCOUNTING FOR EURO UNDER THE EQUITY METHOD:

As at December 31, 2005 we held a 53% controlling interest in EURO. APB 18, The Equity Method of Accounting for Investments in Common Stock, defines a subsidiary as being a corporation which is controlled by another, with a greater than 50% ownership being the usual condition for control. Based on this controlling interest, we consolidated EURO throughout 2005.

During the second quarter of 2006, we sold approximately 4.6 million shares for $3.1 million, diluting our interest in EURO to 43%. At this time, we held one of six seats on the Board of EURO. Our then current CFO, Allan Marter, also held a seat on the Board in his own capacity.

In determining whether or not we had significant influence over EURO, we considered the guidance in APB 18, which provides that:

“the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor. The Board recognizes that

Securities and Exchange Commission
July 23, 2007

determining the ability of an investor to exercise such influence is not always clear and applying judgment is necessary to assess the status of each investment. In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.”
The guidance leads to a presumption that a 43% interest leads to the ability to exercise significant influence. There were no factors which provided evidence to the contrary. Therefore the equity method was applied to account for our EURO investment.

The change from consolidation to accounting for our investment using the equity method meant that the net shareholder’s deficiency of EURO previously included within our financial statements on consolidation was derecognized, resulting in a gain being recorded in our statement of operations. The carrying amount of our investment in EURO was fully written down in 2004 and so the value of the investment recorded at that time was zero. Subsequent losses on the mark to market of derivative contracts resulted in the investment value falling below zero on a consolidated basis. When we diluted our interest in EURO to an equity basis, the investment account value was restored to zero, resulting in a gain.

We considered the treatment of EURO’s losses in excess of the carrying value of the investment accounted for on an equity basis under US GAAP in accordance with current text I82 paragraph 109 (i) which states:

“An investor’s share of losses of an investee may equal or exceed the carrying amount of an investment accounted for by the equity method plus advances made by the investor. The investor ordinarily shall discontinue applying the equity method when the investment (and net advances) is reduced to zero and shall not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.”

This indicates that we should not record EURO’s losses (since our investment has already been reduced to zero). We determined that we would track the losses and when EURO started to generate income, we would record our share of the income once it had been netted against all of the previously recorded losses.

We also considered item H of Topic 5 of the SEC Staff Accounting Bulletins when determining the appropriate accounting treatment of this transaction under US GAAP.

Securities and Exchange Commission
July 23, 2007

This item deals with the reduction in ownership of a subsidiary and whether a gain should be recognized in the parent’s financial statements. It was noted in particular that the realization of a gain is not considered to be assured where the subsidiary is a newly-formed, non-operating entity; a research and development, start-up or development stage company; an entity whose ability to continue in existence is in question; or other similar circumstances. Since EURO is not a development stage company we did not consider this guidance to be applicable in determining the accounting treatment of this disposal of shares.

SECOND TRANCHE — ACCOUNTING FOR SALE OF EURO SHARES RESULTING IN DISCONTINUING THE ACCOUNTING UNDER THE EQUITY METHOD AND ACCOUNTING FOR THE INVESTMENT IN EURO AS AN INVESTMENT

During December 2006 we sold approximately eighteen million common shares of EURO in a series of public and private transactions, resulting in the reduction of our ownership interest in EURO from 43% to approximately three million EURO shares or approximately 6% of its outstanding equity. Net proceeds of the sale totaled approximately $30.0 million. On July 1, 2006 Golden Star resigned from the Board of EURO therefore giving up any influence that it might have had on EURO’s board. In addition, Allan Marter resigned as CFO of Golden Star Resources effective October 13, 2006, shortly after our disposition of the shares in EURO.

Based on the guidance in APB 18 referred to above, when we sold the eighteen million common shares, we no longer had significant influence over EURO as our interest was reduced to significantly below 20% and we no longer had a representative on the board of directors.

We therefore calculated the gain on the sale of the eighteen million shares as follows:

Proceeds received from sale of EURO shares	$30.0 million
Carrying value of EURO equity method investment	—

Gain on sale of equity method investment in EURO	$30.0 million
Following this disposal, the remaining investment in EURO was considered to be an available-for-sale investment under FAS 133. As at December 31, 2006, we valued our investment in EURO at the quoted market price of EURO shares on the Paris stock exchange and recorded an other comprehensive gain of $5.7M for the year then ended. The other comprehensive gain was calculated as the difference between the market value of the EURO shares at December 31, 2006 and the cost of the investment in EURO (which was zero).

Securities and Exchange Commission
July 23, 2007

Auditors’ Consent
6.	The consent from your independent auditor refers to a “... report dated March 27, 2006... relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K.” We note the Independent Auditors Report on page 66 and 67, is dated March 13, 2007. Please obtain and file a revised consent from your auditors that includes the actual date of their report.

Response: We have filed a revised auditors’ consent as requested.
302 Certifications
7.	In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note that you have replaced the word “report” with “annual report” or “quarterly report” in paragraphs 2, 3, and 4 of the certifications in your Form 10-K and 10-Q. Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-K.

Response: We confirm that we will file all future Section 302 certifications in the exact form set forth in Item 601 of Regulation S-K.
Engineering Comments
General
8.	We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please include the following with your legal disclaimers or accompany your resource disclosures with the following cautionary language:

“Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to

Securities and Exchange Commission
July 23, 2007

consider closely the disclosure in our Form 10-K, File No. 001-12284. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

Response: We have included the suggested cautionary statement as requested with our legal disclaimers on our website.

Please call me at (303) 894-4623 if you would like to discuss these matters.

Sincerely, /s/ Roger Palmer Roger Palmer Vice President of Finance and Controller

Enclosures

cc:	Mark Wojciechowski
Thomas G. Mair (Golden Star)
Michelle Shepston (Davis Graham & Stubbs LLP)